Provision | 7th Street is not accepting investment.

View investment opportunities on Mainvest

Edit Profile Watch this investment opportunity Share
CocktailsCoffeeBrunchCraft Beer
Provision | 7th Street

Coffee Shop

711 E Missouri Ave
Phoenix, AZ 85014
Get directions
View Website
Connect with us
Profile
Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.7× for the next $100,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Provision | 7th Street is seeking investment to open a new location.
Lease SecuredAdding A Location
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPOI
RELIEF. REVIEW SPECIFICS
This is a preview. It will become public when you start accepting investment.
PROVISION INTRODUCTION VIDEO
Play
00:00
02:40
Mute
Settings
Enter fullscreen
Play

Brief history of Provision and introduction to our Mainvest campaign

PROVISION moving into 7th Street corridor | AZ Big Media

PROVISION, specialty coffee roaster, cocktail bar, and eatery located in the Arcadia neighborhood, jus

This is a preview. It will become public when you start accepting investment.

THE TEAM

Dan

Co-Founder

Certified AST Coffee Skills trainer by the Specialty Coffee Association

US CoffeeChamps Judge - Barista & Coffee in Good Spirits

10+ years in restaurant, bar, and coffee shop management

3 years in investment banking and M&A

Master athlete of Mario related sports (Kart, Tennis, and Golf)

Lawrence

Co-Founder

10+ years in the fine dining and bar industries

7 years in wholesale sales and management, green coffee buying, and coffee equipment technical se

5 years in production coffee roasting

Previously hit small white balls really far and accurately professionally

Jennifer

Director of Retail

20+ years in the hospitality industry

7 years in food and beverage management

4 years of culinary experience as a kitchen manager and chef for a community non-profit

Dog-friendly, cat-unfriendly (seriously, why not just a smaller, less moody dog?)

Joel

Director of Operations

U.S. Coffee In Good Spirits Championship - 5th Place - 2019

9 years in the fine dining, restaurant, bar, and coffee industries

3 years in wholesale coffee operations management and logistics

Professional photographer and automotive enthusiast

Look but don't touch the whip or hair

Tarra

Mainvest Compensation $600

Total $10,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $940,843 $1,072,561 $1,201,268 $1,297,369 $1,375,211

Cost of Goods Sold $280,500 $319,769 $358,141 $386,792 $409,999

Gross Profit $660,343 $752,792 $843,127 $910,577 $965,212

EXPENSES

Rent $66,000 $67,650 $69,341 $71,074 $72,850

Utilities $23,744 $24,337 $24,945 $25,568 $26,207

Salaries $317,763 $362,249 $405,718 $438,175 $464,465

Insurance $6,374 $6,533 $6,696 $6,863 $7,034

Repairs & Maintenance $5,609 $5,749 $5,892 $6,039 $6,189

Legal & Professional Fees $68,082 $69,784 $71,528 $73,316 $75,148

Direct Operating $19,181 $19,660 $20,151 $20,654 $21,170

Music & Entertainment $13,499 $13,836 $14,181 $14,535 $14,898

Marketing $13,205 $13,535 $13,873 $14,219 $14,574

Corporate Overhead $30,000 $30,000 $30,000 $30,000 $30,000

Interest Expense $4,500 $4,500 $4,500 $4,500 $4,500

Operating Profit $92,386 $134,959 $176,302 $205,634 $228,177

This information is provided by Provision | 7th Street. Mainvest never predicts or projects performanc

this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2019 Balance Sheet

2019 Income Statement

2020 Balance Sheet

2020 Income Statement

7th Street - Pro-Forma Financial Model.xlsx

Investment Round Status

Target Raise $10,000

Maximum Raise $250,000

Amount Invested $0

Investors 0

Investment Round Ends July 22, 2021

Summary of Terms

Legal Business Name PC Coffee Bar LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $100,000 invested

As of September 9th, 2021, Provision | 7th Street has debt of $70,000 outstanding and a cash balanc
primarily from our parent company, Provision Coffee LLC, and will be senior to any investment raised
Provision | 7th Street's outstanding debt and the debt raised on Mainvest, Provision | 7th Street may
alternate sources at a later date.

Other challenges

Provision | 7th Street has had the following other challenges that are not otherwise captured in the Fi
Section, or the Financial Statements:

Delays and shortages of supplies due to COVID-19 disruptions to supply chain

Operating restrictions related to pandemic related safety measures, legislation, and executive orders

Rising commodity costs and labor due to supply/staff shortages

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarar
Buying a Note is not like that at all. The ability of Provision | 7th Street to make the payments you exp
money back, depends on a number of factors, including many beyond our control.

Limited Services

Provision | 7th Street operates with a very limited scope, offering only particular services to potential
changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack
to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with
Provision | 7th Street competes with many other businesses, both large and small, on the basis of qua
experience. Changes in customer preference away from Provision | 7th Street's core business or the i
against the with other competitors could negatively affect Provision | 7th Street's financial performan

Reliance on Management

The Company Might Need More Capital

Provision | 7th Street might need to raise more capital in the future to fund/expand operations, buy pr
team members, market its services, pay overhead and general administrative expenses, or a variety of
assurance that additional capital will be available when needed, or that it will be available on terms th
as an investor. If Provision | 7th Street is unable to obtain additional funding when needed, it could be
even cease operations altogether.

Changes in Economic Conditions Could Hurt Provision | 7th Street

Factors like global or national economic recessions, changes in interest rates, changes in credit marke
conditions, declining employment, changes in real estate values, changes in tax policy, changes in po
crises, among other factors are unpredictable and could negatively affect Provision | 7th Street's finar
continue to operate. In the event Provision | 7th Street ceases operations due to the foregoing factors
able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither
will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some othe
as a public offering of shares (for example, publicly-traded firms must generally provide investors wit
statements that have been audited by an independent accounting firm). Although Title III does require
that you would make a different decision if you had more information.

Lack of Ongoing Information

Provision | 7th Street will be required to provide some information to investors for at least 12 months f
information is far more limited than the information that would be required of a publicly-reporting com
allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Provision | 7th Street will carry some insurance, Provision | 7th Street may not carry enough
to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insu
cost. Therefore, Provision | 7th Street could incur an uninsured loss that could damage its business.

Changes in Laws

Any company whose securities are listed on a national stock exchange (for example, the New York St
of rules about corporate governance that are intended to protect investors. For example, the major U.
companies to have an audit committee made up entirely of independent members of the board of dire
outside relationships with Provision | 7th Street or management), which is responsible for monitoring
with the law. Provision | 7th Street will not be required to implement these and other investor protecti

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Provisio
successful than your initial expectations.

You Do Have a Downside

Conversely, if Provision | 7th Street fails to generate enough revenue, you could lose some or all of yo

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Provision | 7th Street, and the revenue of Provis
even disappear altogether) unpredictably, it is impossible to predict how much you will receive and w
unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any of

Subordination

The Notes shall be subordinated to all indebtedness of Provision | 7th Street to banks, commercial fin
financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for e
Instead, a representative will be appointed according to the procedures set forth in the Note Indentur
the representative, or that the representative will do things you believe are wrong or misguided. If an
representative has been appointed, all of the representative's reasonable expenses must be paid befo
with respect to the Notes.

Educational Materials
Contact Us
Terms of Service
Privacy Policy

This website, Mainvest.com, which we refer to as the "Site," is owned by MainVest, Inc., which we refe
licensed Funding Portal that offers investments under Regulation Crowdfunding, which is also known
offerings under Regulation Crowdfunding are open for investment from the general public. By using th
of Use and our Privacy Policy. Please read these carefully before using the Site. Although our Site off
invest in a variety of companies, we do not make recommendations regarding the appropriateness of
for any particular investor. We are not investment advisers. Investors must make their own investment
personal advisors. Neither the Securities and Exchange Commission nor any state agency has review
listed on the Site. Mainvest does not provide any legal, tax, or accounting advice with respect to any
Site. If you have questions, please contact us at info@mainvest.com.

ALL OF THE INVESTMENT OPPORTUNITIES ON MAINVEST CONTAIN RISK.
ONLY INVEST IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

This site is protected by reCAPTCHA and the Google Privacy Policy and Terms of Service apply.